UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 10)

Genco Shipping & Trading Limited

(Name of Subject Company (Issuer))

4 Dragon Merger Sub Inc.

(Offeror)

a direct wholly owned subsidiary of

Diana Shipping Inc.

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.01 per share

(Including the Associated Preferred Stock Purchase Rights)

(Title of Class of Securities)

Y2685T131

(CUSIP Number of Class of Securities)

Mr. Ioannis Zafirakis

Pendelis 16, Palaio Faliro

Athens, Greece J3, 175 64

30-210-947-0100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Philip Richter Warren de Wied Colum Weiden Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York, 10004 (212) 859-8000	Edward S. Horton Seward & Kissel LLP One Battery Park Plaza New York, NY 10004 (212) 574-1200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

As permitted by General Instruction G to Schedule TO, this Schedule TO is also Amendment No. 19 (this “Amendment”) to the Schedule 13D filed by Diana Shipping Inc. (the Parent of the Offeror), on July 17, 2025 (and amended on July 31, 2025, September 30, 2025, November 24, 2025, January 13, 2026, January 16, 2026, March 10, 2026, March 23, 2026, April 13, 2026, May 4, 2026, May 7, 2026, May 12, 2026, May 18, 2026, May 19, 2026, May 27, 2026, May 28, 2026, June 1, 2026, June 2, 2026, and June 4, 2026) in respect of the Common Shares of the Company. Capitalized terms used but not defined in this Amendment shall have the same meanings ascribed to them in the Schedule 13D. This Amendment amends the disclosure in the text of Items 3, 4 and 6 to update information about the Reporting Person.

CUSIP No. Y2685T131
1	NAMES OF REPORTING PERSONS Diana Shipping Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION MARSHALL ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,264,548.0
	8	SHARED VOTING POWER 0.0
	9	SOLE DISPOSITIVE POWER 6,264,548.0
	10	SHARED DISPOSITIVE POWER 0.0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,264,548.0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1All reported shares are owned by Diana Shipping Inc. 4 Dragon Merger Sub Inc. is a wholly-owned subsidiary of Diana Shipping Inc. Calculated based on 43,577,051 shares of common stock, par value $0.01 per share, of the Issuer outstanding as of May 6, 2026, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2026.

CUSIP No. Y2685T131
1	NAMES OF REPORTING PERSONS 4 Dragon Merger Sub Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION MARSHALL ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0.0
	8	SHARED VOTING POWER 0.0
	9	SOLE DISPOSITIVE POWER 6,264,548.0
	10	SHARED DISPOSITIVE POWER 0.0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,264,548.0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

2 All reported shares are owned by Diana Shipping Inc. 4 Dragon Merger Sub Inc. is a wholly-owned subsidiary of Diana Shipping Inc. Calculated based on 43,577,051 shares of common stock, par value $0.01 per share, of the Issuer outstanding as of May 6, 2026, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2026.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Current Schedule 13D is hereby amended and supplemented to add the following:

The information set forth in Item 4 of this Amendment is incorporated herein by reference.

Item 4.	Purpose of Transaction

Item 4 of the Current Schedule 13D is hereby amended and supplemented to add the following:

On June 8, 2026, the Reporting Person modified its slate of nominees for election to the Issuer’s Board of Directors at the Annual Meeting to reduce the number of the Reporting Person’s nominees to two highly-qualified nominees by withdrawing the nomination of Gustave Brun-Lie, Chao Sih Hing Francois, Viktoria Poziopoulou and Quentin Soanes. The Reporting Person’s nominees for election to the Issuer’s Board of Directors at the Annual Meeting continue to include Jens Ismar and Paul Cornell. The Reporting Person is aiming to replace two entrenched directors of the Issuer’s Board of Directors, including Arthur L. Regan and Basil G. Mavroleon.

In connection with the modification of its slate of director nominees, the Reporting Person also filed with the Securities and Exchange Commission a supplement to the Reporting Person’s definitive proxy statement to be used to solicit proxies for the election of its nominees to the Board of Directors at the Annual Meeting, and issued a related press release. A copy of the press release is attached hereto as Exhibit (a)(5)(O) and is incorporated herein by reference.

The Reporting Person will continue to solicit proxies in favor of shareholder votes for the election of Reporting Person’s nominees Paul Cornell and Jens Ismar as directors of the Issuer’s Board of Directors and to withhold votes from two nominees of the Issuer’s Board of Directors, Arthur Regan and Basil G. Mavroleon.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Current Schedule 13D is hereby amended and supplemented to add the following:

The description set forth in Item 4 of this Amendment is incorporated herein by reference in its entirety.

This Amendment No. 10 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission on May 4, 2026 (as it may be further amended or supplemented from time to time, the “Schedule TO”), with respect to the cash tender offer (the “Offer”) made by 4 Dragon Merger Sub Inc., a corporation organized under the laws of the Marshall Islands (“Purchaser”) and a direct wholly-owned subsidiary of Diana Shipping Inc., a corporation organized under the laws of the Marshall Islands (“Diana”), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the “Common Shares”), of Genco Shipping & Trading Limited, a corporation organized under the laws of the Marshall Islands (“Genco”) (including the associated preferred stock purchase rights (the “Rights”, and together with the Common Shares, the “Shares”) issued pursuant to the Shareholder Rights Agreement, dated October 1, 2025 (as it may be further amended or supplemented from time to time), by and between Genco and Computershare Inc., as Rights Agent), other than Shares held in treasury by Genco, at $24.80 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 4, 2026 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged. This Amendment is being filed to reflect certain updates as reflected below. Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in the Offer to Purchase or the Schedule TO, as applicable. You should read this Amendment together with the Schedule TO and the Offer to Purchase.

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following Exhibit:

Exhibit No.	Description
(a)(5)(O)	Press Release of Diana Shipping Inc. dated June 8, 2026.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2026

DIANA SHIPPING INC.

By:	/s/ Ioannis Zafirakis
Name:	Ioannis Zafirakis
Title:	President

4 DRAGON MERGER SUB INC.

By:	/s/ Ioannis Zafirakis
Name:	Ioannis Zafirakis
Title:	Secretary